UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 001-34728

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Douglas Dynamics, L.L.C. 401(k) Plan

B.  Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Douglas Dynamics, Inc.

7777 North 73rd Street

Milwaukee, Wisconsin 53223

REQUIRED INFORMATION

The following financial statements and supplemental information of the Douglas Dynamics, L.L.C. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2014 and 2013

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Fiduciaries of Benefit Plans

Douglas Dynamics, LLC 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Douglas Dynamics, LLC 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Douglas Dynamics, LLC 401(k) Plan as of December 31, 2014 and 2013, and the change in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Peoria, Illinois

June 26, 2015

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS
Participant-directed investments, at fair value	$30,402,763	$25,742,666

Notes receivable from participants	680,913	660,649

TOTAL ASSETS	31,083,676	26,403,315

LIABILITIES
Excess contributions payable	—	25,401

Net assets available for benefits at fair value	31,083,676	26,377,914

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(22,741)	(11,766)

NET ASSETS AVAILABLE FOR BENEFITS	$31,060,935	$26,366,148

The accompanying notes are an integral part of the financial statements.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014

2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Interest and dividends	$122,371
Net investment gain in Douglas Dynamics, Inc. Stock	93,379
Net investment gain in guaranteed interest account	1,217
Net investment gain in common collective trust	27,324
Net investment gain in pooled separate accounts	993,232
Net investment gain in mutual funds	866,832

Net investment income	2,104,355

Interest income from notes receivable from participants	33,496

Contributions:
Company	1,313,822
Participants	2,077,367
Rollover	430,712

Total contributions	3,821,901

Total additions	5,959,752

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	1,252,391
Administrative expenses	12,574

Total deductions	1,264,965

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,694,787

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	26,366,148

End of year	$31,060,935

The accompanying notes are an integral part of the financial statements.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN

The following is a brief description of Douglas Dynamics, L.L.C. 401(k) Plan (the “Plan”).  Participants should refer to the Plan agreement for a more complete discussion of the provisions of the Plan.  The Plan was restated effective January 1, 2012.  The restatement changed the name of the Plan (previously referred to as the Douglas Dynamics, L.L.C. Savings and Investment Plan) and also added an employee stock ownership plan (“ESOP”) component to the 401(k) plan, effective January 1, 2013.  The ESOP component of the Plan is intended to primarily invest in the common stock of Douglas Dynamics, Inc.

General

The Plan is a defined contribution plan established on January 1, 1988.  All employees are eligible for participation in the Plan.  Employees become participants on the first day of each calendar quarter following the employment commencement date.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

As of January 1, 1998, any employee of Douglas Dynamics, L.L.C. (the “Company”) or its subsidiary, Fisher, LLC, who is employed as a regular full-time or regular part-time employee is eligible to participate, subject to certain exceptions specified in the Plan.

Contributions

Contributions to the Plan are made by the participants in the Plan and by the Company and are subject to the provisions of Section 401(k) of the Internal Revenue Code (the “IRC”).

New employees that meet the requirements to participate in the Plan will be automatically enrolled with a default 3 percent deferral rate, increasing each year until the participant reaches a 6 percent deferral rate, unless otherwise elected by the Plan participant.

Participants may contribute from 1 to 30 percent of their eligible compensation, as defined, to the Plan, subject to limits set forth by the IRC.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company will contribute an amount equal to 20 percent of the participant’s contribution up to 5 percent of the participant’s eligible compensation.  Additional contributions may be made at the option of the Company’s Board of Managers subject to certain limitations set forth in the Plan.  Additionally, the Company makes a nondiscretionary 3 percent contribution of participant’s eligible compensation each pay period.  Employee contributions and employer matching contributions are 100 percent vested.  Meanwhile, employer nondiscretionary contributions are subject to three year cliff vesting based on vesting service.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Contributions (Continued)

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various guaranteed interest account, pooled separate accounts, mutual funds, Douglas Dynamics, Inc. common stock and a common collective trust as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on the participant’s eligible compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less.  Notes receivable transactions are treated as a transfer between the investment fund and the notes receivable fund.  Notes receivable terms range from one to ten years.  The notes receivable are secured by the balance in the participant’s account and bear a fixed rate of interest at 2 percent over the prime rate at the time the loan was made.  Principal and interest are paid ratably through monthly payroll deductions.  Payments of principal and interest are credited to the participant’s account.

Forfeitures

Forfeited nonvested accounts will be used to pay administrative expenses, reduce employer contributions, or be reallocated to participants.  At December 31, 2014 there were no forfeited nonvested accounts.  At December 31, 2013 there were $1,980 forfeited nonvested accounts.  For 2014, $27,090 of forfeitures were used to reduce Company contributions.

Benefit Payments

Plan benefits are payable upon retirement at age 65 or later, disability, death, or termination of employment.  Upon death, a participant’s account will be paid to the beneficiary in a lump sum upon the valuation date immediately following death.  If a participant is at least age 59-1/2, an election may be made once each year, in writing, to receive a payment consisting of all or part of the account balance.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefit Payments (Continued)

If the participant’s account is $5,000 or greater, upon retirement or termination of employment other than death, the participant can elect to receive the full value of the account in one lump sum or can elect to receive periodic payments.  An account may be maintained up to age 70-1/2, at which time payment must be arranged.  If the balance is less than $5,000, the entire balance will be distributed upon retirement or termination in one lump sum payment.

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to provisions of ERISA.  In the event of Plan termination, the participants would become fully vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined benefit plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net investment gain (loss) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  Related fees are recorded as administrative expenses and are expensed as incurred.  No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of certain assets and liabilities.  Actual results could differ from those estimates.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits and are recorded as a liability with a corresponding deduction to contributions.  The Plan distributed the 2013 excess contributions to the applicable participants prior to March 15, 2014.  There were no excess contributions as of December 31, 2014.

Plan Expenses

Pursuant to the terms of the Plan, the Company pays all of the administrative expenses of the Plan except for administrative expenses incurred in conjunction with early withdrawals, participant requested services, and loan distributions (which are paid by participants).  Investment related expenses are included in net gain in fair value of investments.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:
	•	quoted prices for similar assets or liabilities in active markets;
	•	quoted prices for identical or similar assets or liabilities in inactive markets;
	•	inputs other than quoted prices that are observable for the asset or liability;
	•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Douglas Dynamics, Inc. Common Stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end.

Pooled separate accounts consist of various investment options (i.e. common stock, mutual funds, short-term securities, real estate) and are valued at the NAV which is based on the market value of its underlying investments.  While the majority of the underlying asset values are quoted prices, the NAV of the pooled separate accounts is not publicly quoted.  NAV per share serves as a practical expedient to estimate the fair value of the pooled separate accounts.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Guaranteed investment contract is valued at fair value which represents the value the Plan would receive if the contract was terminated, which is book value less an early surrender charge.  This value is computed utilizing a combination of the current interest rates based on the remaining investment term at the reporting date as well as the current contract interest rate (See Note 5).

Common collective trust is valued at the NAV which is based on the market value of its underlying investments. Our plan offers one fund that is a common collective trust. This fund is a collective investment trust that contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.  NAV per share serves as a practical expedient to estimate the fair value of the collective investment trust.  NAV is used as an estimate of fair value, as the reporting entity has the ability to redeem its investment at NAV as of the measurement date as collective investment trusts can be redeemed on a daily basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a brief description of the nature and significant investment strategies of the major categories of pooled separate accounts and the common collective trust.

Large U.S. Equity: This investment class is generally composed of investments in common stocks of companies that compose the S&P 500 Index.  Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and the S&P 500 Index.

Small/Mid U.S. Equity: This investment class is generally composed of investments in common stocks of companies that compose the Midcap 400 Index or in small capitalization companies with market capitalization similar to those companies in the Russell 200 Index.

International Equity:  This investment class is generally comprised of investment options that invest in stocks or shares of ownership in companies with their principal place of business or office outside the Unites States.  These investment options often carry more risk than U.S. equity investment options but may have the potential for higher returns.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Balanced/Asset Allocation: This investment class includes various Principal Lifetime Funds which incorporate strategies in a “fund of funds” structure which advocate broad diversification, including exposure to international and small/mid-cap stocks as well as broad market fixed income.  Each Lifetime Fund is set up to fit an individual’s investment goals, time horizon, and risk tolerance.  Other separate accounts under this investment class primarily invest in other separate accounts offered by Principal which usually maintains at least 50 percent of assets in fixed income securities and real estate.

Fixed Income: This investment class invests primarily in intermediate, fixed-income investments of public and private corporate bonds, commercial and residential mortgages, asset-backed securities and U.S. government and agency-backed securities.

Other:  This investment class invests only in Principal Financial Group Stock.

Common Collective Trust: The objective of the fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments.  The fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts, as well as cash and cash equivalents.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. Stock	$552,484	$—	$—	$552,484
Mutual funds:
Large U.S. equity	4,735,148	—	—	4,735,148
Small/mid U.S. equity	2,034,587	—	—	2,034,587
International equity	756,443	—	—	756,443
Balanced/asset allocation	2,848,309	—	—	2,848,309
Fixed income	67,019	—	—	67,019
Pooled separate accounts:
Large U.S. equity	—	2,344,752	—	2,344,752
Small/mid U.S. equity	—	3,112,865	—	3,112,865
International equity	—	97,900	—	97,900
Balanced/asset allocation	—	9,422,448	—	9,422,448
Fixed income	—	1,689,510	—	1,689,510
Other	—	107,437	—	107,437
Common collective trust	—	2,162,723	—	2,162,723
Guaranteed investment contract	—	—	471,138	471,138

Total assets at fair value	$10,993,990	$18,937,635	$471,138	$30,402,763

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. Stock	$308,347	$—	$—	$308,347
Mutual funds:
Large U.S. equity	4,301,945	—	—	4,301,945
Small/mid U.S. equity	2,207,760	—	—	2,207,760
International equity	710,789	—	—	710,789
Balanced/asset allocation	2,290,844	—	—	2,290,844
Fixed income	63,467	—	—	63,467
Pooled separate accounts:
Large U.S. equity	—	1,802,425	—	1,802,425
Small/mid U.S. equity	—	2,699,697	—	2,699,697
International equity	—	21,534	—	21,534
Balanced/asset allocation	—	7,292,793	—	7,292,793
Fixed income	—	1,055,507	—	1,055,507
Other	—	113,303	—	113,303
Common collective trust	—	1,943,852	—	1,943,852
Guaranteed investment contract	—	—	930,403	930,403

Total assets at fair value	$9,883,152	$14,929,111	$930,403	$25,742,666

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

Guaranteed Investment Contract

Balance, beginning of year	$930,403

Interest credited	5,542
Net unrealized gains relating to instruments still held at the reporting date	1,217
Sales	(466,024)

Balance, end of year	$471,138

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables represent the Plan’s Level 3 financial instruments as of December 31, 2014 and 2013, respectively, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

December 31, 2014	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

Guaranteed investment contract	$471,138	Assumed proceeds at discontinuation	Composite guaranteed rate	0.70% -1.63%

			Current rate at 12/31/14	0.53% - 2.97%

December 31, 2013	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

Guaranteed investment contract	$930,403	Assumed proceeds at discontinuation	Composite guaranteed rate	0.05% -1.66%

			Current rate at 12/31/13	0.51% - 4.22%

The following tables summarize investments measured at fair value based on NAV per share.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Common collective trust	$2,162,723	n/a	Daily	30 days
Pooled separate accounts	$16,774,912	n/a	Daily	30 days

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Common collective trust	$1,943,852	n/a	Daily	30 days
Pooled separate accounts	$12,985,259	n/a	Daily	30 days

NOTE 4 - INVESTMENTS

Investments that represent five percent or more of the Plan’s net assets as of December 31, 2014 and 2013 are separately identified below:

	2014		2013

Vanguard Windsor Admiral Shares	$3,151,781		$2,953,121
T Rowe Price Capital Appreciation Fund	2,848,309		2,290,844
Principal Life Insurance Company:
Large Cap S&P 500 Index Separate Account	2,344,752		1,802,425
Lifetime 2020 Separate Account	2,701,823		2,268,257
Lifetime 2030 Separate Account	3,494,317		2,721,612
Small Cap S&P 600 Index	2,142,189		1,964,418
Stable Value Fund - Common Collective Trust	2,139,982	*	1,932,086	*

*  Stated at contract value

NOTE 5 - GUARANTEED INVESTMENT CONTRACT

The Plan’s investment in guaranteed interest account is held with Principal Life Insurance Company (“Principal”).  The guaranteed interest account promise contract value for a benefit event (termination, death, disability, and retirement); however, there is a possible market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity.  Thus, this guaranteed interest account is not considered fully benefit responsive and, therefore, fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.  The Plan’s investment in guaranteed interest account is valued at fair value.  Fair value is determined by withdrawal value prior to maturity as reported by Principal.  The effective interest rates earned on these accounts ranged from 0.70 to 1.63 percent and 0.05 to 1.66 percent for the years ended December 31, 2014 and 2013, respectively.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Principal Life Insurance Company.  Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to Principal Life Insurance Company amounted to $12,574 for the year ended December 31, 2014.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the accompanying financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for the years prior to 2013.

NOTE 8 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 9 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per the financial statements	$31,060,935	$26,366,148
Excess contributions payable	—	25,401
Adjustment from fair value to contract value	22,741	11,766

Net assets available for benefits per the Form 5500	$31,083,676	$26,403,315

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits per the financial statements	$4,694,787
Change in excess contributions payable	(25,401)
Change in adjustment from fair value to contract value	10,975

Net increase in net assets available for benefits per the Form 5500	$4,680,361

The Form 5500 does not reflect the excess contributions payable.  The Stable Value Fund Common Collective Trust is reflected at fair value in the Form 5500 and contract value in the financial statements.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	DOUGLAS DYNAMICS, L.L.C.
Employer Identification Number:	42-1623692
Three Digit Plan Number:	006

	(b)	(c)
	Identity of Issuer,	Description of Investment		(e)
	Borrower, Lessor,	including maturity date, rate of interest,	(d)	Current
(a)	or Similar Party	collateral, par, or maturity value	Cost (2)	Value

*	Douglas Dynamics, Inc. Common Stock	Employer Common Stock		$552,484
*	Principal Life Insurance Company	Guaranteed Interest Accounts (2 - 5 years), matures 12/31/2014 through 12/31/2016, interest rates 0.70 - 1.63%		471,138
*	Principal Life Insurance Company	Large Cap S&P 500 Index - pooled separate account		2,344,752
*	Principal Life Insurance Company	SmallCap S&P 600 Index - pooled separate account		2,142,189
*	Principal Life Insurance Company	Bond Market Index - pooled separate account		380,115
*	Principal Life Insurance Company	High Yield I - pooled separate account		332,938
*	Principal Life Insurance Company	International Equity Index - pooled separate account		97,900
*	Principal Life Insurance Company	Principal Stable Value Fund - common collective trust		2,162,723
*	Principal Life Insurance Company	Stock - pooled separate account		107,437
*	Principal Life Insurance Company	Bond & Mortgage - pooled separate account		976,457
*	Principal Life Insurance Company	Mid-Cap Value I - pooled separate account		373,324
*	Principal Life Insurance Company	Mid-Cap S&P 400 Index - pooled separate account		597,352
*	Principal Life Insurance Company	Lifetime Strategic Income - pooled separate account		109,138
*	Principal Life Insurance Company	Lifetime 2010 - pooled separate account		382,279
*	Principal Life Insurance Company	Lifetime 2020 - pooled separate account		2,701,823
*	Principal Life Insurance Company	Lifetime 2030 - pooled separate account		3,494,317
*	Principal Life Insurance Company	Lifetime 2040 - pooled separate account		1,268,370
*	Principal Life Insurance Company	Lifetime 2050 - pooled separate account		1,374,420
*	Principal Life Insurance Company	Lifetime 2060 - pooled separate account		92,101
	The Vanguard Group	Vanguard Windsor Admiral Shares - mutual fund		3,151,781
	The Vanguard Group	Vanguard Primecap Fund - mutual fund		1,346,075
	The Vanguard Group	Vanguard Explorer - mutual fund		375,921
	T. Rowe Price	Capital Appreciation - mutual fund		2,848,309
	T. Rowe Price	Mid-Cap Growth - mutual fund		1,105,647
	American Century Investments	Small Cap Value - mutual fund		553,019
	American Century Investments	Inflation Adjusted Bond A Fund		67,019
	American Funds	Europacific Growth R4 Fund - mutual fund		637,722
	American Funds	American Funds American R4 - mutual fund		94,557
	Oppenheimer	Oppenheimer Developing Markets A Fund - mutual fund		118,721
	Wells Fargo	Wells Fargo Advantage Growth A Fund - mutual fund		142,735
*	Participants	Loans (1)	$—	680,913

				$31,083,676

*Party-in-interest as defined by ERISA.

(1)	Bearing interest rates ranging from 5.25 to 10.25 percent and maturing at various dates through October 2024.

(2)	Not applicable - participant directed investments except for participant loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

Dated: June 26, 2015	By:	/s/ Robert McCormick
Robert McCormick
Executive Vice President and Chief Financial Officer of Douglas Dynamics, Inc.

EXHIBIT INDEX

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Exhibit No.	Description

23	Consent of CliftonLarsonAllen LLP